UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    00431M100
                                 (CUSIP Number)


                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 1, 2000
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 00431M100


________________________________________________________________________________
1    Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Richard Stone

________________________________________________________________________________
2    Check Appropriate Box If a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00,PF

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                             [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  Number of         815,307, including 286,967 shares
                    issuable upon exercise of warrants
   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         815,307, including 286,967 shares
                    issuable upon exercise of warrants
   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     815,307

________________________________________________________________________________
12   Check box if the aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     6.9%

________________________________________________________________________________
14   Type of Reporting Person

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of March 1, 2000 and amends the Schedule 13D filed on September 23, 1998, as amended by Amendment No. 1 filed on October 29, 1999 and Amendment No. 2 filed on November 2, 2000 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

     The purpose of this Amendment No. 3 is to correct certain numbers previously reported on Amendment No. 1 to Form 13D filed by Mr. Stone on October 29, 1999 and to report certain subsequent acquisitions and dispositions of shares.

     On October 29, 1999, Mr. Stone beneficially owned 675,712 shares (erroneously reported as 677,964 shares), including 179,972 shares (erroneously reported as 184,786 shares) issuable upon exercise of warrants. In connection with a private placement of shares on July 20, 1999, Mr. Stone acquired warrants to purchase 86,499 shares (erroneously reported as 86,313 shares) at an exercise price of $2.00. The warrants expire in 2004. In connection with the July 1999 merger between the Company and Virologix Corporation, Mr. Stone received 81,877 shares (erroneously reported as 84,315 shares) in exchange for his shares in Virologix Corporation.

     In addition to the above described shares and the shares previously reported, Mr. Stone purchased for his own account and for his Keogh account, an aggregate of 6,000 shares of Common Stock on the open market between August 12, 1999 and November 30, 1999. The purchase prices ranged between $1.78 and $2.00 per share, and were paid out of Mr. Stone's personal funds.

     On February 23, 2000, Mr. Stone donated 51,834 shares to a charitable organization.

     In connection with a private placement of shares on March 1, 2000, Mr. Stone acquired 83,434 shares of Common Stock and warrants to purchase 101,995 shares of stock in consideration of his role in arranging the transaction. The warrants have an exercise price of $2.50 per share and expire in March 2005.

Item 4. Purpose of Transaction.

     Such acquisitions of securities were made for investment purposes.

     Mr. Stone has no plans or proposals which would relate to or would result in any of the actions set forth in the subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

     See Items 7 through 11 on the cover page

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the private offerings described in Item 3, Mr. Stone received (i) warrants to purchase an aggregate of 86,499 shares of Common Stock at an exercise price of $2.00 per share which expire in August 2004 and (ii) warrants to purchase an aggregate of 101,995 shares of Common Stock at an exercise price of $2.50 per share which expire in March 2005. Such warrants grant Mr. Stone certain "piggyback" registration rights as to such shares of Common Stock.

     Mr. Stone is a director of the Company.

Item 7.  Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  May 24, 2000                        /s/ Richard Stone
                                            ----------------------------
                                            Richard Stone